Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-165379

MediaMind Technologies Inc.

US $57,500,000

5,000,000 Shares of Common Stock

Issuer:	MediaMind Technologies Inc.
Symbol / Exchange:	MDMD / NASDAQ
Size:	US $57.5 million
Shares offered by MediaMind Technologies Inc.:	5,000,000 shares (before over-allotment)
Over-allotment shares offered by MediaMind Technologies Inc.:	750,000 shares
Price to public:	US $11.50 per share
Net proceeds to MediaMind Technologies Inc. after deducting underwriting discounts and commissions and estimated offering expenses:	US $51.8 million (before over-allotment)
Trade date:	08/10/2010
Expected Closing date:	08/16/2010
Underwriters:	J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC
ThinkEquity LLC

Existing MediaMind Technologies Inc. stockholders (or affiliates thereof), BRM Group (controlled by Eli Barkat), Insight Ventures and Jonathan Kolber, a member of the board of directors of Sycamore Technologies Venture Ltd., the general partner of Sycamore Technologies Ventures L.P., have agreed to purchase 380,000, 220,000 and 100,000 shares of common stock, respectively, in the offering at the public offering price. These shares are subject to the 180-day lock-up agreements described in the prospectus. The underwriters will not receive any underwriting discount or commissions in connection with the sale of these shares.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at (866) 430-0686 or Deutsche Bank Securities Inc. at (800) 503-4611. You may also access the issuer’s most recent preliminary prospectus dated August 4, 2010 included in Amendment No. 4 to the registration statement on Form  S-1 through the following link: http://www.sec.gov/Archives/edgar/data/1275791/000119312510176305/ds1a.htm.